FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 November 2011

PT BANK EKONOMI RAHARJA TBK
RESULTS FOR THE NINE MONTHS TO 30 SEPTEMBER 2011 - HIGHLIGHTS

·	Profit before tax for the nine months to 30 September 2011 was IDR262.7bn (US$30m), a decrease of 26% compared with IDR353.3bn (US$39m) for the same period in 2010.

·	Operating income was IDR786.8bn (US$90m) for the nine months to 30 September 2011, an increase of IDR10.8bn (US$1m), or 1%, compared with the same period in 2010.

·	The cost efficiency ratio for the nine months to 30 September 2011 increased to 63.5% compared with 54.6% for the same period in 2010.

·	Total assets amounted to IDR22.4tn (US$2.6bn) at 30 September 2011, an increase of IDR0.9tn (US$104m), or 4%, compared with IDR21.5tn (US$2.4bn) at 31 December 2010.

·	The core capital ratio decreased to 16.5% at 30 September 2011 compared with 17.9% at 31 December 2010.

Commentary

Bank Ekonomi reported a profit before tax of IDR262.7bn (US$30m) for the nine months to 30 September 2011, a decrease of 26% on the same period in 2010. This was due to an increase in employee expenses of IDR74.7bn (US$9m), on higher headcount and increased staff benefits to align with the market, as well as a reduction of IDR34.6bn (US$4m) in gains on the sale of investment securities.

Net interest income for the nine months to 30 September 2011 increased by 5%, or IDR29.7bn (US$3m), to IDR664.7bn (US$76m) compared with the same period in 2010, mainly due to increased average outstanding balances on loans.

Non-interest income was IDR122.1bn (US$14m) for the nine months to 30 September 2011, a decrease of 13% or IDR19.0bn (US$2m) compared with the same period in 2010. Gains on the sale of investment securities were IDR 34.6bn (US$4m) lower, offset by increases of IDR6.3bn (US$0.7m) in fees and commissions and gains on forex transactions of IDR7.7bn (US$0.9m).

Operating expenses for the nine months to 30 September 2011 were IDR507.0bn (US$58m), an increase of 20% or IDR83.5bn (US$10m) compared with the same period in 2010, driven by increases in staff costs and general and administrative expenses of IDR74.7bn (US$9m) and IDR8.7bn (US$1m) respectively. This lead to the cost efficiency ratio for the nine months to 30 September 2011 increasing to 63.5% compared to 54.6% in the same period in 2010.

Total assets at 30 September 2011 increased by IDR0.9tn (US$104m), or 4%, compared with 31 December 2010. Loans and Advances and Demand Deposits with Bank Indonesia increased by IDR1.8tn (US$209m) and IDR 0.6tn (US$64m), respectively. These increases were partially offset by decreases in Placements with Bank Indonesia and Other Banks of IDR1.3tn (US$149m).

Customer deposits at 30 September 2011 increased slightly to IDR18.7tn (US$2.1bn) from IDR18.4tn (US$2bn) at 31 December 2010.

Media enquiries to Lenggono S Hadi at lenggono.hadi@bankekonomi.co.id

Notes to editors:

1. Accounting standards
The figures quoted above have been prepared by PT Bank Ekonomi Raharja Tbk in accordance with the applicable approved Indonesian Financial Accounting Standards issued by the Indonesian Accounting Standards Board.

2. PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)
Bank Ekonomi, a 98.94% owned subsidiary of HSBC, is a provider of commercial banking services in Indonesia with over 2,440 staff, 95 outlets and assets of approximately IDR22tn (US$2.6bn) based on standards established by the Indonesian Institute of the Indonesian Accounting Standards Board at 30 September 2011. Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange.

3. HSBC in Indonesia
HSBC has been operating in Indonesia since 1884 and has 115 outlets spread across 10 major cities. HSBC is a leading provider of retail banking, wealth management, corporate banking, commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia.

4. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 24 November 2011